OSR Holdings, Inc.

10900 NE 4th Street, Suite 2300

Bellevue, WA 98004

June 12, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	OSR Holdings, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-287626

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OSR Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”). The undersigned hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on June 17, 2025, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE TO FOLLOW]

Very truly yours,

OSR Holdings, Inc.

By:
Kuk Hyoun Hwang
CEO

cc:	Jacqueline Jamin Drohan, Esq. Drohan Lee LLP